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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                              GENOMICA CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   37243Q 10 1
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

         [ ]    Rule 13d-1(b)

         [ ]    Rule 13d-1(c)

         [X]    Rule 13d-1(d)


                                       1.
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CUSIP NO. 37243Q 10 1

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Falcon Technology Partners, L.P.
         23-2736836

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

5.       NUMBER OF SHARES BENEFICIALLY OWNED WITH SOLE VOTING POWER

         3,035,988

6.       NUMBER OF SHARES BENEFICIALLY OWNED WITH SHARED VOTING POWER

         None

7.       NUMBER OF SHARES BENEFICIALLY OWNED WITH SOLE DISPOSITIVE POWER

         3,035,988

8.       NUMBER OF SHARES BENEFICIALLY OWNED WITH SHARED DISPOSITIVE POWER

         None

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED

         3,035,988

10.      CHECK BOX IF AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

         [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         13.4%

12.      TYPE OF REPORTING PERSON

         PN

                                       2.
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CUSIP NO. 37243Q 10 1

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         James L. Rathmann

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

5.       NUMBER OF SHARES BENEFICIALLY OWNED WITH SOLE VOTING POWER

         40,000

6.       NUMBER OF SHARES BENEFICIALLY OWNED WITH SHARED VOTING POWER

         3,035,988

7.       NUMBER OF SHARES BENEFICIALLY OWNED WITH SOLE DISPOSITIVE POWER

         40,000

8.       NUMBER OF SHARES BENEFICIALLY OWNED WITH SHARED DISPOSITIVE POWER

         3,035,988

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED

         3,075,988

10.      CHECK BOX IF AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

         [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         13.6%

12.      TYPE OF REPORTING PERSON

         IN

                                       3.
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Item 1(a).        Name of Issuer:

                  Genomica Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1745 38th Street
                  Boulder, Colorado  80301

Item 2(a).        Name of Person Filing:

                  Falcon Technology Partners, L.P., on its own behalf and on behalf of James L. Rathmann, its General Partner (see the Joint Filing Agreement attached hereto as Exhibit A).

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  600 Dorset Road
                  Devon, Pennsylvania  19333

Item 2(c).        Citizenship:

                  Delaware

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  37243Q 10 1

Item 3.           N/A

Item 4.           Ownership:

                  (a)      Amount beneficially owned:

                           Falcon Technology Partners, L.P.:  3,035,988
                           James L. Rathmann:                 3,075,988

                  (b)      Percent of class:

                           Falcon Technology Partners, L.P.:  13.4%
                           James L. Rathmann:                 13.6%


                                       4.
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                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:

                                    Falcon Technology Partners, L.P.:  3,035,988
                                    James L. Rathmann:                    40,000

                           (ii)     Shared power to vote or to direct the vote:

                                    Falcon Technology Partners, L.P.:  None
                                    James L. Rathmann:                 3,035,988

                           (iii) Sole power to dispose or to direct the disposition of:

                                    Falcon Technology Partners, L.P.:  3,035,988
                                    James L. Rathmann:                    40,000

                           (iv) Shared power to dispose or to direct the disposition of:

                                    Falcon Technology Partners, L.P.:  None
                                    James L. Rathmann:                 3,035,988

Item 5.           Ownership of Five Percent or Less of a Class:

                  N/A

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  N/A

Item 8.           Identification and Classification of Members of the Group:

                  N/A

Item 9.           Notice of Dissolution of Group:

                  N/A

                                       5.
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Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 14, 2001

                                        FALCON TECHNOLOGY PARTNERS, L.P.

                                        By:  /s/ James L. Rathmann
                                           ------------------------------
                                           James L. Rathmann, General Partner


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                                    EXHIBIT A

                             JOINT FILING AGREEMENT


         Each of the undersigned hereby agrees and consents to the execution and joint filing on its or his behalf by Falcon Technology Partners, L.P. of this
Schedule 13G regarding beneficial ownership of Common Stock of Genomica Corporation as of December 31, 2000.

         IN WITNESS WHEREOF, the undersigned have executed this agreement on the 14th day of February, 2001.

                                        FALCON TECHNOLOGY PARTNERS, L.P.


                                        By:  /s/ James L. Rathmann
                                           -----------------------------------
                                           James L. Rathmann, General Partner



                                             /s/ James L. Rathmann
                                           -----------------------------------
                                           JAMES L. RATHMANN


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